Exhibit (a)(14)

TIFFANY & BOSCO, P.A.
RICHARD G. HIMELRICK, State Bar No. 004738
SALVADOR ONGARO, State Bar No. 017415
Third Floor Camelback Esplanade II
2525 East Camelback Road
Phoenix, AZ 85016-4237
Telephone: (602) 255-6000
Facsimile: (602) 255-0103

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA

IN AND FOR THE COUNTY OF PIMA

GENEVA BLAZEK, On Behalf of Herself and All Others Similarly Situated,	: : :	Case No.:	C20074849
	:		CLASS ACTION COMPLAINT

Plaintiff,	:		John Davis

vs.	:
VENTANA MEDICAL SYSTEMS, INC.,	:
THOMAS D. BROWN, ROD DAMMEYER,	:
EDWARD M. GILES, CHRISTOPHER M.	:
GLEESON, THOMAS M. GROGAN, MARK C.	:
MILLER, JOHN PATIENCE, JACK W.	:
SCHULER, and JAMES R. WEERSING,	:

Defendants.	:

Plaintiff alleges on information and belief, except as to paragraph 2, which is alleged upon knowledge, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public stockholders of Ventana Medical Systems, Inc. (“Ventana” or the “Company”) against the Ventana Board of Directors (the “Board” or the “Individual Defendants”) alleging breach of fiduciary duty in connection with their attempts to maximize shareholder value in connection with their response to an interested bidder, Roche Holing AG (“Roche”). The Company and its Board have enacted unreasonable defensive measures to refuse to negotiate with Roche for the acquisition of the Company.

THE PARTIES

2. Plaintiff is and has been at all relevant times the owner of the common stock of Ventana.

3. Defendant Ventana is a company organized under the laws of the State of Delaware with executive headquarters at 1910 Innovation Park Drive, Tucson, Arizona 85755. Ventana manufactures and markets instrument reagent systems that automate slide staining in pathology and drug discovery laboratories worldwide. As of February 12, 2007, Ventana had over 37.5 million shares issued and outstanding.

4. Defendant Thomas D. Brown (“Brown”) is and has been a director of Ventana since July 2004. Brown also serves of the Board of Directors of Quidel Corporation (“Quidel”).

5. Defendant Rod Dammeyer (“Dammeyer”) is and has been Since August 2003 a director of Ventana. Dammeyer is also a director of Quidel and Stericycle, Inc. (“Stericycle”).

6. Defendant Christopher M. Gleeson (“Gleeson”) is and has been since May 1999 President, Chief Executive Officer and a director of Ventana.

7. Defendant Thomas M. Grogan (“Grogan”) is the founder of Ventana, as well as its chairman Emeritus, Chief Scientific Officer, Medical Director, Senior Vice President of Medical Affairs and a director of Ventana.

8. Defendant Edward M. Giles (“Giles”) has been a director of Ventana since 1992.

9. Defendant Mark C. Miller (“Miller”) is and has been since 2001 a director of Ventana. Miller is also the President, Chief Executive Officer and a director of Stericycle.

10. Defendant John Patience (“Patience”) is and has been since 1989 a director of Ventana and its Vice chairman since 1999. Patience is also a director of Stericycle. Patience is also a partner at Crabtree Partners, a venture capital firm.

11. Defendant Jack W. Schuler (“Schuler”) is and has been since 1991 a director of Ventana and Chairman since 1995. Schuler is also the Chairman of Stericycle, and a director of Quidel. He is also a partner at Crabtree Partners, a venture capital firm.

12. Defendant James R. Weersing (“Weersing”) is and has been since 1994 a director of Ventana.

13. The Individual Defendants named above in paragraphs 4-12 are in a fiduciary relationship with the Company, plaintiff and the public stockholders of Ventana and owe the highest fiduciary duties of good faith, fair dealing, due care, loyalty and complete disclosure.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this case individually and as a class action, pursuant to Rule 23 of the Arizona Rules of Civil Procedure, on behalf of all stockholders of the common stock of the Company, except defendants herein and their affiliates, who are currently being injured and will continue to be injured by the actions of the Individual Defendants as described more fully below (the “Class”).

15. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. The Company has hundreds, if not thousands, of stockholders who are geographically dispersed thought the United States.

16. There are questions of law and fact common to the Class including, inter alia, whether:

(a) The Individual Defendants have breached their fiduciary duties by blocking efforts to acquire the Company by Roche;

(b) The stockholders have been injured by defendants’ breaches of fiduciary duty; and

(c) The measure of damages.

17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the members of the class, and plaintiff has no interests that are antagonistic to the interests of the Class.

18. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to member of the Class, which could establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair ore impede their ability to protect their interests.

19. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to the Class and therefore preliminary and final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Roche is Spurned by the Individual Defendants

20. Commencing in January of 2007, Roche attempted to begin discussion with the Board about engaging in a potential transaction between the two companies. In early January, 2007, the Chief Executive Officer of Roche’s diagnostic division, Severin Schwan (“Schwan”) invited defendant Gleeson to meet to discuss a potential transaction. Gleeson agreed to meet with Schwan but quickly tried to fend off Schwan by stating he was not interested in any deal in which Ventana ceased to be an independent entity.

21. Roche initially contemplated making an equity investment in the Company. However, on January 21, 2007, Gleeson transmitted an e-mail to Schwan advising Schwan that the Board was not interested in a transaction that would result in a third party obtaining an equity interest in Ventana.

22. On February 12, 2007, the Chairman and Chief Executive Officer of Roche, Franz Humer (“Humer”) transmitted a letter to defendant Schuler which again expressed Roche’s interest in pursuing a transaction with Ventana. Humer proposed to acquire a majority stake in Ventana for cash at a premium to the market price, with assurances that Ventana would continue to be a public company and would remain headquartered in Arizona.

23. By letter dated March 6, 2007, Schuler advised Roche that the Board had no interest in pursuing a transaction with Roche. Roche, in turn, expressed its disappointment and continued to reiterate that Roche remained interested in a possible business combination with Ventana.

24. In mid June, 2007, Humer sought to meet with Schuler to discuss a new proposal formulated by Roche. Schuler refused to meet with Roche, whereupon Humer expressed his disappointment and indicated that Roche proposed to acquire all of Ventana’s outstanding stock at a price of $75 per share. At that time, Ventana stock was trading in the low $50 per share range.

25. In this letter, Humer also stated that Roche would continue to employ management and key employees after the close of any transaction and expected to maintain the executive offices in Arizona.

26. On June 22, 2007, Schuler advised Humer by letter dated June 20 that the Board would be meeting the following week to consider the proposal made by Roche.

27. However, Humer attempted to contact Schuler about the Roche proposal but was advised that Schuler was unavailable and would not be available.

Roche Commences the $75 Tender Offer

28. On June 25, 2007, after the close of the market, Roche issued a press release announcing that it would be commencing a tender offer for all of Ventana’s public shares at a price of $75 per share (“Tender”). At that time, Ventana stock was trading at approximately $51-52 per share.

29. The press release also contained the text of a letter from Roche to Ventana which expressed Roche’s preference to negotiate a deal with Ventana and advised the Company it was ready, willing and able to meet with Ventana at any time.

30. Ventana subsequently issued a press release stating that the Board would review Roche’s proposal in due course.

31. The market immediately reacted to the Tender. On June 26, Ventana stock opened at a price of $77.33 per share, well above the prior day’s closing price.

32. The Board immediately advised that shareholders take no action in response to the Tender, until the Board made a recommendation with ten business days.

33. On June 27, 2007, Roche, through its Rocket Acquisition Corporation, formally commenced the Tender, conditioned upon, inter alia, a majority of the Company’s common stock being tendered.

34. On June 29, 2007, Roche filed an action in Delaware Chancery Court against defendants herein, alleging that the Board was breaching its fiduciary duties to Company shareholders. The action also sought injunctive relief compelling defendants to redeem the rights associated with Ventana’s “poison pill” or render the poison pill inapplicable to the Tender.

35. Also on the same day, Roche filed a complaint for declaratory and injunctive relief in federal court in Arizona against the Company and the Attorney General of the State of Arizona alleging that certain sections of the state statutes were unconstitutional in certain respects.

36. On July 11, Ventana announced that the Board had determined the Tender was not in the best interest of the stockholders and recommended that stockholders not tender.

37. The Tender has been extended twice, and now expires on September 20.

38. Ventana has continued to refuse to meet with Roche to discuss the Tender an publicly has stated repeatedly that the Tender is “inadequate” despite its enormous premium to Ventana’s pre-announcement trading price.

39. On August 22, 2007, the federal court in Arizona issued a preliminary injunction barring Ventana from utilizing certain Arizona statutes to fend off the Tender.

40. Nonetheless, Roche continues to reiterate its interest in a friendly transaction.

41. Ventana has substantial defensive mechanisms to fend off Roche. The Company’s poison pill is triggered at 20%. Moreover, the Board is a classified board, with staggered three year terms, which effectively operates to fend off hostile bidders for several years, and has the effect of entrenching the Board.

42. Defendants have breached, and continue to breach, their fiduciary duties to Ventana’s stockholders by refusing to consider Roche’s proposals, and steadfastly refusing to negotiate with the Board.

43. Defendants are obligated pursuant to their fiduciary duties to fully explore and evaluate alternatives designed to maximize shareholder value. Defendants have breached their fiduciary duties.

44. Plaintiff and the Class are harmed and continue to be harmed by the acts of defendants, which have caused and will continue to cause irreparable injury to them.

45. Unless enjoined by this court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, to the irreparable harm of the Class.

46. Plaintiff and the other members of the Class have no adequate remedy at law.

BREACH OF FIDUCIARY DUTIES

47. Plaintiff repeats and realleges all of the foregoing allegations as if fully set fort herein.

48. By virtue of their positions as directors of Ventana, the Individual Defendants owe fiduciary duties of due care, loyalty, good faith and fair dealing. This requires the Individual Defendants to consider all transactions which maximize shareholder value and make fully informed decisions.

49. Defendants have breached their fiduciary duties by engaging in the tactics herein described.

50. Unless enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties.

51. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

A. Declaring this to be a class action and appointing plaintiff class representative;

B. Ordering defendants to undertake a comprehensive review of alternatives to maximize value for Ventana’s stockholder, including the Tender;

C. Enjoining defendants from employing any unreasonable defensive mechanisms;

D. Ordering the defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered;

E. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance of plaintiff’s attorney fees and experts; and

F. Granting such other and further relief as this Court may deem to be just and proper.

DATED: August 24, 2007	TIFFANY & BOSCO, P.A.

RICHARD G. HIMELRICK SALVADOR ONGARO Third Floor Camelback Esplanade II 2525 East Camelback Road Phoenix, AZ 85016-4237 Telephone: (602) 255-6000 Facsimile: (602) 255-0103

FARUQI & FARUQI, LLP NADEEM FARUQI ADAM R. GONNELLI 369 Lexington Ave., 10th Floor New York, NY 10017 Telephone: (212) 983-9330 Facsimile: (212) 983-9331

Attorneys for Plaintiff

TIFFANY & BOSCO, P.A.

RICHARD G. HIMELRICK, State Bar No. 004738

SALVADOR ONGARO, State Bar No. 017415

Third Floor Camelback Esplanade II

2525 East Camelback Road

Phoenix, AZ 85016-4237

Telephone: (602) 255-6000

Facsimile: (602) 255-0103

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA

IN AND FOR THE COUNTY OF PIMA

GENEVA BLAZEK, On Behalf of Herself and All Others Similarly Situated,	: : :	Case No.:	C20074849
	: :		CERTIFICATE OF COMPULSORY ARBITRATION

Plaintiff,	:		John Davis

vs.	:

VENTANA MEDICAL SYSTEMS, INC.,	:
THOMAS D. BROWN, ROD DAMMEYER,	:
EDWARD M. GILES, CHRISTOPHER M.	:
GLEESON, THOMAS M. GROGAN, MARK	:
C. MILLER, JOHN PATIENCE, JACK W.	:
SCHULER, and JAMES R. WEERSING,	:

Defendants.	:

The undersigned certifies that he knows the dollar limits and any other limitations set forth by the local rules of practice for the Pima County Superior Court, and further certifies that this case is not subject to compulsory arbitration, as provided by Rules 72 through 76 of the Arizona Rules of Civil Procedure.

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DATED: August 24, 2007	TIFFANY & BOSCO, P.A.

RICHARD G. HIMELRICK SALVADOR ONGARO Third Floor Camelback Esplanade II 2525 East Camelback Road Phoenix, AZ 85016-4237 Telephone: (602) 255-6000 Facsimile: (602) 255-0103

FARUQI & FARUQI, LLP NADEEM FARUQI ADAM R. GONNELLl 369 Lexington Ave., 10th Floor New York, NY 10017 Telephone: (212) 983-9330 Facsimile: (212) 983-9331

Attorneys for Plaintiff

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